

April 30, 2014

Via E-mail
Mr. Michael Rashkin
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

      Re: **Marvell Technology Group Ltd.**
                Form 10-K for the fiscal year ended February 1, 2014
                Filed March 27, 2014
                File No. 000-30877

Dear Mr. Rashkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 41

Revenue Recognition, page 41

1.   We note your disclosure that quality issues covered by warranties to your customers may be recorded as a reduction of revenue, in cases where the related products are not returned to you and /or the amount of the payment is not sufficiently supported by evidence of fair value. Please explain to us why these warranty costs are recorded in this

manner and cite the authoritative literature upon which you are relying when determining how to record the referenced warranty costs.

Liquidity and Capital Resources, page 54

2.   We note that your February 1, 2014 balance sheet presents cash and cash equivalents and short-term investments of approximately $2 billion. Please revise your liquidity discussion in Management's Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries. Also, quantify the amount that would not be available for use without incurring taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of any permanently reinvested undistributed earnings in foreign subsidiaries that could reasonably likely have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

Financial Statements and Supplementary Data, page 59

Notes to Consolidated Financial Statements, page 66

Note 1 – The Company and its Significant Accounting Policies, page 66

Concentration of Credit Risk and Significant Customers, page 68

3.   We note that in fiscal 2014 two customers accounted for more than 10% of your net revenue and that the aggregate revenue for these customers was 36%. Please revise your future filings to disclose the total revenue from each customer that amounts to 10 percent or more of your revenues. Refer to FASB ASC 280-10-50-42.

Note 9 – Income Taxes, page 85

4.   We see that on page 87 of this note you reconcile the U.S. notional statutory rate to your effective tax rate. In light of the fact that you are incorporated in Bermuda, please tell us your consideration of the guidance at Rule 4-08(h)(2) of Regulation S-X which indicates, in part, "Where the reporting person is a foreign entity, the income tax rate in that person's country of domicile should normally be used (for the reconciliation)…".

5.   Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC paragraph 740-30.

Note 10 - Commitments and Contingencies, page 89

Contingencies, page 90

6.   We see your disclosures regarding legal matters outstanding with the Carnegie Mellon University (CMU). Additionally, we note that on March 31, 2014, the United States District Court for the Western District of Pennsylvania issued its judgment and calculated the damages to total approximately $1.54 billion. We further note from your Form 8-K filed on April 1, 2014 that you do not expect to record an accrual for this contingency based on your assessment of the likelihood of a successful appeal. In light of the $1.17 billion jury verdict on December 26, 2012 and the $1.54 billion District Court ruling on March 31, 2014, please explain to us why you do not believe that you have a probable liability as a result of the CMU contingency. Please discuss the significant factors you considered in determining that no accrual for this matter is necessary given the multiple judgments against the company.   Refer to the guidance at FASB ASC 450-20-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief